EXHIBIT 99.1

CONTACTS: **Gary A. Harmon**
Chief Financial Officer
(706) 876-5851
'gary.harmon@dixiegroup.com'

THE DIXIE GROUP REPORTS THIRD QUARTER RESULTS

CHATTANOOGA, Tenn. (October 28, 2004) -- The Dixie Group, Inc. (Nasdaq/NM:DXYN) today reported financial results for the third quarter and nine months ended September 25, 2004. For the third quarter, income from continuing operations was $3,554,000, or $0.28 per diluted share, compared with a loss from continuing operations of $60,000, or $0.01 per diluted share, for the third quarter of 2003. Sales for the third quarter of 2004 were $74,108,000, up 26% from sales of $58,790,000 in the year-earlier quarter.

For the first nine months of fiscal 2004, income from continuing operations was $9,017,000, or $0.72 per diluted share, compared with income from continuing operations of $2,707,000, or $0.23 per diluted share, for the first nine months of 2003. Sales for the first nine months of 2004 were $209,329,000, up 23% from sales of $169,532,000 in the prior-year period.

"Despite suspending operations at our Alabama facilities for approximately three days due to Hurricane Ivan, our third quarter results improved significantly," commented Daniel K. Frierson, chairman and chief executive officer. "Revenue rose 31% in our residential carpet business and 22% in our commercial carpet business, compared with the third quarter a year ago. Revenue grew in all of our operations with over half of the increase coming from our Masland and Fabrica businesses. This growth reflects the impact of the new products introduced over the last two years, a strengthening economy, and growing demand in the commercial markets we serve. The higher sales volume improved manufacturing efficiencies and the absorption of fixed costs, and allowed us to better leverage selling and administrative expenses. We are particularly pleased with our results in light of our belief that the effects of the hurricane and suspended operations reduced third quarter revenue by approximately $2,000,000 and income from continuing operations by approximately $0.04 per diluted share.

"We initiated several projects in the third quarter to support growth, improve customer service, reduce costs, and enable us to develop more differentiated products. At Masland's Atmore, Alabama, facility, we are expanding the size of our building to increase operating space and add new tufting technologies. Fabrica is also adding new tufting technology to its operations. The capital spending for these projects will be incurred in the fourth quarter 2004 and in 2005.

"Although sales comparisons will be more difficult in the fourth quarter, our order entry and sales were very strong during the first four weeks of October, causing us to expect to continue to show positive trends in the fourth quarter 2004. Some of this improvement will be due to sales being shifted from the third quarter to the fourth quarter as a result of the hurricane. However, we continue to experience revenue growth well above the growth rate of the carpet industry as a whole and now expect sales for the full year 2004 to show year-over-year growth in the low 20% range," Frierson concluded.

Results of discontinued operations reflected a loss of $38,000, or less than $0.01 per diluted share, for the third quarter of 2004, compared with a loss of $1,347,000, or $0.11 per diluted share, for the third quarter of 2003. For the first nine months of 2004, discontinued operations reflected a loss of $335,000, or $0.03 per diluted share, compared with a loss of $3,053,000, or $0.26 per diluted share, in the year-earlier period. Including discontinued operations, the Company reported net income of $3,516,000, or $0.28 per diluted share, for the third quarter of 2004, compared with a net loss of $1,407,000, or $0.12 per diluted share, for the third quarter of 2003. For the first nine months of 2004, net income was $8,682,000, or $0.69 per diluted share, compared with a net loss of $346,000, or $0.03 per diluted share, in the 2003 period.

Separately, the Dixie Group announced that it is currently negotiating with Monterey Carpets, Inc. to acquire its interest in Chroma Systems Partners. Chroma, headquartered in Santa Ana, California, is jointly owned by Monterey and Dixie at the present time. Chroma dyes and finishes substantially all of Monterey's and Dixie's Fabrica division's carpet production and performs carpet dyeing and finishing for other carpet mills. The consideration for the acquisition is expected to consist of a nominal cash payment and an agreement with Monterey to facilitate the orderly transition of the dyeing and finishing services Chroma performs for Monterey to other facilities owned by Monterey's parent corporation. The acquisition is expected to be completed during the fourth quarter of 2004.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at (www.fulldisclosure.com). The simulcast will begin at approximately 11:00 a.m. Eastern Time on October 28, 2004. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (719) 457-2692 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 850342 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, and Dixie Home brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

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THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Income
(unaudited; in thousands, except earnings per share)

	Three Months Ended		Nine Months Ended	
	Sept. 25, 2004	Sept. 27, 2003	Sept. 25, 2004	Sept. 27, 2003
NET SALES	$ 74,108	$ 58,790	$ 209,329	$ 169,532
Cost of sales	49,125	39,041	138,157	111,306
GROSS PROFIT	24,983	19,749	71,172	58,226
Selling and administrative expenses	18,001	17,929	54,063	49,069
Other (income) expense - net	(44)	(113)	(1,028)	(845)
Income from continuing operations before interest and taxes	7,026	1,933	18,137	10,002
Interest expense	1,362	2,028	3,766	5,636
Income (loss) from continuing operations before income taxes	5,664	(95)	14,371	4,366
Income tax provision (benefit)	2,110	(35)	5,354	1,659
Income (loss) from continuing operations	3,554	(60)	9,017	2,707
Loss from discontinued operations, net of tax	(38)	(1,347)	(414)	(3,053)
Income on disposal of discontinued operations, net of tax	---	---	79	---
NET INCOME (LOSS)	$ 3,516	$ (1,407)	$ 8,682	$ (346)
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.29	$ (0.01)	$ 0.75	$ 0.23
Discontinued operations	---	(0.11)	(0.03)	(0.26)
Disposal of discontinued operations	---	---	---	---
Net income (loss)	$ 0.29	$ (0.12)	$ 0.72	$ (0.03)
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.28	$ (0.01)	$ 0.72	$ 0.23
Discontinued operations	---	(0.11)	(0.03)	(0.26)
Disposal of discontinued operations	---	---	---	---
Net income (loss)	$ 0.28	$ (0.12)	$ 0.69	$ (0.03)
Weighted-average shares outstanding:				
Basic	12,180	11,748	12,084	11,751
Diluted	12,592	11,748	12,532	11,761

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THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(*in thousands*)

	Sept. 25, 2004	Dec. 27, 2003
ASSETS	(Unaudited)	
Current Assets		
Cash and cash equivalents	$ 3,304	$ 11,058
Accounts receivable, net	32,694	26,197
Inventories	65,900	50,772
Assets held for sale	---	5,593
Other	16,743	17,146
Total Current Assets	118,641	110,766
Net Property, Plant and Equipment	56,047	52,627
Goodwill	52,598	52,598
Investment in Affiliate	11,604	11,949
Other Assets	11,363	11,014
TOTAL ASSETS	$ 250,253	$ 238,954
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 39,739	$ 47,378
Current portion of long-term debt	7,575	13,670
Total Current Liabilities	47,314	61,048
Long-Term Debt		
Senior indebtedness	42,910	22,174
Capital lease obligations	5,971	5,837
Convertible subordinated debentures	24,737	27,237
Other Liabilities	12,507	15,056
Deferred Income Taxes	10,208	11,521
Stockholders' Equity	106,606	96,081
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 250,253	$ 238,954

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